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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-210584
April 22, 2016

YINTECH INVESTMENT HOLDINGS LIMITED

Yintech Investment Holding Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC toll-free at +1 212 284 2300. You may also access the company's most recent prospectus dated April 22, 2016, which is included in Amendment No.2 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on April 22, 2016, or Amendment No.2, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1661125/000104746916012442/a2228372zf-1a.htm

The following information supplements and updates the information contained in the Company's preliminary prospectus dated April 19, 2016, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 2.

(1)
The Company has replaced all paragraphs under "Recent Developments" in the "Prospectus Summary" and updated the section titled "Recent Developments" on pages 6 and 60 with the following:

Recent Developments

Selected Financial and Operating Data for the First Quarter of 2016

The following sets forth certain unaudited consolidated statements of comprehensive income data for the three months ended March 31, 2016, compared to certain unaudited combined statement of comprehensive income data for the three months ended March 31, 2015, and sets forth certain unaudited consolidated balance sheet data as of March 31, 2016, compared to certain unaudited consolidated balance sheet data as of December 31, 2015. We have prepared these unaudited combined and consolidated statements of financial data on the same basis as our audited combined and consolidated financial statements included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2015	March 31, 2016
(in thousands)	RMB	RMB	US$
	Combined (unaudited)	Consolidated (unaudited)	Consolidated (unaudited)
Revenues
Commissions and fees, net	267,159	387,188	59,772
Trading gains/(losses), net	(17,675)	932	144
Interest and investment income	990	238	37
Other revenues	4,856	14,567	2,248

Total revenues	255,330	402,925	62,201

Expenses
Employee compensation and benefits	(73,164)	(131,360)	(20,278)
Advertising and promotion	(48,380)	(50,131)	(7,739)
Information technology and communications	(6,998)	(10,654)	(1,645)
Occupancy and equipment rental	(10,899)	(12,723)	(1,964)
Taxes and surcharges	(5,353)	(8,504)	(1,313)
Other expenses	(15,066)	(14,539)	(2,244)

Total Expenses	(159,860)	(227,911)	(35,183)

Income before income taxes	95,470	175,014	27,018
Income taxes	(12,545)	(24,052)	(3,713)

Net income	82,925	150,962	23,305
Less: Net gain attributable to non-controlling interests	—	(1,674)	(258)
Net income attributable to Yintech	82,925	149,288	23,047

Revenues.    Our revenues for the three months ended March 31, 2016 were RMB402.9 million (US$62.2 million), compared to our revenues of RMB255.3 million for the same period in 2015. The growth was primarily attributable to our increased net commissions and fees from RMB267.2 million for the three months ended March 31, 2015 to RMB387.2 million (US$59.8 million) for the same period in 2016, due to the significant increase of 69.6% in our customer trading volume from RMB182.4 billion for the three months ended March 31, 2015 to RMB309.4 billion (US$47.8 billion) for the same period in 2016, which was the highest trading volume we have experienced in any single quarter. Our customer trading volume of RMB309.4 billion (US$47.8 billion) for the three months ended March 31, 2016 were attributable to the customer trading volume we generated from our operation on the Tianjin Precious Metals Exchange, the Guangdong Precious Metals Exchange, the Shanghai Gold Exchange and from mini-account business, which were RMB120.2 billion (US$18.6 billion), RMB142.0 billion (US$21.9 billion), RMB29.6 billion (US$4.6 billion) and RMB17.5 billion (US$2.7 billion), respectively. The significant increase in our trading volume for the first quarter of 2016 was largely attributable to (i) increased operational efficiency resulting from various operational adjustments made in the second half of 2015 (e.g., migration from telephone communication to online communication with customers), (ii) increased trading activities by our customers due to increased volatility in the commodities market in the first quarter of 2016 compared with the fourth quarter of 2015, (iii) the fast growth of our customer trading volume on the Shanghai Gold Exchange where we commenced operations in November 2015, and (iv) the trading volume contributed in March 2016 by Da Xiang, an online spot commodity trading service company focusing on mini-account customers, which we acquired 70% equity interest in March 2016 for a total consideration of RMB7.0 million (US$1.1 million). In the first quarter of 2016, we were the largest service

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provider by customer trading volume on both the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

Our revenue growth in the three months ended March 31, 2016 was also attributable to a trading gain of RMB0.9 million (US$0.1 million), compared to a net trading loss of RMB17.7 million for the three months ended March 31, 2015. This was primarily due to the transfer of our net trading gains and losses on spot commodity contract to a third party fund in the first quarter of 2016 pursuant to our risk and return transfer arrangement that took effect on August 23, 2015. Since we no longer incur net gains or losses from spot commodity contracts as long as the risk and return transfer arrangement is in force, the trading gains of RMB0.9 million (US$0.1 million) resulted from our trading of physical commodities and the future commodity contracts we entered into for hedging the related market risks.

Expenses.    Our expenses for the three months ended March 31, 2016 were RMB227.9 million (US$35.2 million), a 42.6% increase compared to our expenses of RMB159.9 million for the same period in 2015, generally in line with the growth of our business. The increase in expenses is primarily due to (i) the increase in employee compensation and benefits expenses from RMB73.2 million for the three months ended March 31, 2015 to RMB131.4 million (US$20.3 million) for the same period in 2016, largely resulting from the increase in the number of personnel due to our operation on the Shanghai Gold Exchange launched in November 2015 and the acquisition of Da Xiang, and (ii) the increase in information technology and communications expenses from RMB7.0 million for the three months ended March 31, 2015 to RMB10.7 million (US$1.6 million) for the same period in 2016, due to various upgrades to our operational system, such as migrating from telephone communication to online communication with our customers.

Net income.    As a result of the foregoing, our net income increased from RMB82.9 million for the three months ended March 31, 2015 to RMB151.0 million (US$23.3 million) for the same period in 2016.

	As of
	December 31, 2015	March 31, 2016
(in thousands)	RMB	RMB	US$
	Consolidated	Consolidated (unaudited)	Consolidated (unaudited)
Cash	362,461	354,619	54,743
Available-for-sale investments	75,670	163,160	25,188
Deposits with clearing organizations	239,904	194,215	29,982
Other Assets	101,722	123,046	18,995

Total assets	779,757	835,040	128,908

Total liabilities	416,160	305,976	47,235

Total shareholders' equity	363,597	529,064	81,673

Total shareholders' equity attributable to Yintech	363,597	524,390	80,952

Total liability and shareholders' equity	779,757	835,040	128,908

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The following table presents our operating data (excluding mini-account business) for the periods indicated:

	As of
	December 31, 2015	March 31, 2016
Tradable accounts(1)	50,598	55,179

(1)
Tradable accounts refer to accounts that have been activated and have remained tradable as of the end of the period.

	For the Three Months Ended
	March 31, 2015	March 31, 2016
Active accounts(1)	12,042	14,059

	RMB	RMB	US$
Customer trading volume (in millions)	182,443	291,876	45,058

(1)
Active accounts refer to tradable accounts that have executed at least one trade during the period.

For the three months ended March 31, 2016, our effective fee rate (excluding mini-account business) is 0.129%, calculated as our commissions and fees (excluding mini-account business) divided by our total customer trading volume (excluding mini-account business).

In addition, as of March 31, 2016, there were more than 87,000 mini-account customers who opened and activated accounts with Da Xiang, among which more than 42,000 executed trades in March 2016 with an aggregate customer trading volume of RMB17.5 billion (US$2.7 billion). The effective fee rate in March 2016 for the mini-account business is 0.063%.

Our unaudited consolidated financial data and certain operating data for the three months ended March 31, 2016 may not be indicative of our results for future periods. Our quarterly financial and operating data have fluctuated, including a decrease in revenues on a quarter-to-quarter basis in the past, and may continue to fluctuate in the future. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Results of Operations" and "Risk Factors — Risks Related to Our Business and Industry — Our customer trading volume is influenced by the general trading activities in the online spot commodity trading market, which may be impacted by competing investment products, economic and market conditions and other factors that are beyond our control" for information regarding trends and other factors that may affect our results of operations.

Proposed Grant of Stock Options

In addition, to reward our employees and further align their interests with ours in the future, we expect to grant options to purchase 50,000,000 ordinary shares under the Third Amended and Restated 2014 Share Option Scheme to our directors, officers and key employees on the effective date of the registration statement of which this prospectus is a part, at an exercise price per share equal to the initial public offering price of our ADSs adjusted to reflect the ADS-to-ordinary share ratio, which will vest in three equal installments upon the first, second and third anniversary of the listing of our ADSs on NASDAQ. The grant is conditional upon the effectiveness of the registration statement. Among them, options to purchase 25,000,000 ordinary shares are expected to be granted to our directors and officers. These grants of options will be accounted for according to FASB ASC 718. We will measure the cost of employee services received in exchange for the options based on the grant-date fair value of these options, and recognize the

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cost over the vesting period. Share-based compensation expense, when recognized, will be recorded as expense with the corresponding entry to additional paid-in capital. We will start incurring share-based compensation expenses associated with these grants in the quarter ending June 30, 2016. Based upon US$13.5 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, we expect to incur share-based compensation expenses of approximately RMB4.7 million (US$0.7 million) for the year ending December 31, 2016.

(2)
The Company has replaced each of, the fifth sentence under the risk factor "We may grant employee share options and other share-based awards in the future. We will recognize share-based compensation expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operations" on page 38, the first sentence of the last paragraph under the section "Dilution" on page 50, the second paragraph under "Share Incentive Plans" on page 136, and the last sentence under the subsection titled "Share Options and Restricted Shares" on page 148, with the following:

We expect to grant options to purchase 50,000,000 ordinary shares under the Third Amended and Restated 2014 Share Option Scheme to our directors, officers and key employees on the effective date of the registration statement of which this prospectus is a part, at an exercise price per share equal to the initial public offering price of our ADSs adjusted to reflect the ADS-to-ordinary share ratio, which will vest in three equal installments upon the first, second and third anniversary of the listing of our ADSs on the NASDAQ. Among them, options to purchase 25,000,000 ordinary shares are expected to be granted to our directors and officers.

(3)
The Company has replaced the phrases "upon the completion of this offering" and "at the completion of this offering" on pages 130, 131, 133 and 134 under the section "Management" with the phrase "upon the listing of our ADSs on NASDAQ," and has replaced the phrase "prior to the completion of this offering" on page 133 under the section "Management" with the phrase "prior to the listing of our ADSs on NASDAQ."

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